SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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6-K Items

     1. TAT Technologies Ltd. Signed an Agreement to Purchase 10% of Bental Industries Ltd. dated April 15, 2008.





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                                                                          ITEM 1


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Reported on April 15, 2008

TAT Technologies Limited announced today that the company has signed an agreement to purchase additional 10% of the outstanding shares of Bental Industries Ltd., or Bental from Mivtach Shamir Investments (1993) Ltd., or Mivtach.

On March 27, 2008 the company signed an agreement to purchase 27% of the outstanding shares of Bental, in addition to options to purchase an additional 18% of the outstanding shares Bental, from Bental Hashkaot Ltd., or Bental Hashkaot, the holder of 75% of the outstanding shares of Bental.

TAT Industries Ltd., our controlling shareholder, currently holds 15% of Bental. Accordingly, after the consummation of the transactions with Bental Hashkaot and Mivtach, the TAT Group will hold 52% of the outstanding shares of Bental and up to 70% of the outstanding shares of Bental after the exercise of the options.

Bental specializes in innovative motion technologies for military and aviation purposes. It was established in 1983 and has approximately 140 employees. Bental is the leading supplier in its field to Israel's defense industries. Bental's also sells its products to military aerospace and industrial companies worldwide.

At the closing, the company will purchase from Mivtach 10% of the outstanding shares of Bental in consideration for $1,225.000. The parties determined that the exchange rate of the dollar to shekel will range between 3.70-3.95.

The closing will be subject to certain conditions, including the approval of the Antitrust Commissioner and the closing of the transaction with Bental Hashkaot.

TAT Technologies is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellers.



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: April 15, 2008